FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                   Form 20-F   X                        Form 40-F
                             -----                                -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                      Yes                                  No    X
                           -----                               -----


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                      Yes                                  No    X
                           -----                               -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                      Yes                                  No    X
                           -----                               -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                       -----

================================================================================

              ENDESA Raised Net Income 27% in the First
                 Quarter of 2005 to Euro 560 Million


    NEW YORK--(BUSINESS WIRE)--May 11, 2005--ENDESA (NYSE:ELE)

    --  Strong net income growth in Europe (+93.2%) and Latin America
        (+35.9%).

    -- Total contribution from these two business accounts for 33.2% of the total net income of the Company.

    -- Double-digit growth in electricity output (+13.2%) and sales of electricity (+19.4%).

    -- ENDESA sustained its position as Spain's leading electricity company with market shares in output and sales to final customers of 37% and 39.2%, respectively.

    -- It's balanced generation mix allowed to offset the impact of lower hydro output and high Spanish power prices with unit fuel costs around 20% below the estimated for the rest of sector.

    --  The company has begun the orderly disposal of its Auna stake.

    KEY FIGURES AND HIGHLIGHTS IN THE FIRST QUARTER OF 2005

    NET INCOME GROWTH IN ALL ELECTRICITY BUSINESSES

    --  Spain and Portugal: Euro 380 million, an increase of 21%.

    --  ENDESA Europe: Euro 114 million, an increase of 93.2%.

    --  ENDESA Latin America: Euro 72 million, an increase of 35.9%.

    -- Net income reflects the recovery of the amounts paid out to finance the tariff deficit in Spain generated during the quarter. Stripping out this effect, total net income would have been Euro 379 million, 14.1% lower than in the first quarter of 2004.

    SIGNIFICANT RISE IN MAIN INCOME STATEMENT LINES

    --  Gross margin: Euro 2,155 million, an increase of 10.8%.

    --  EBITDA: Euro 1,486 million, a 6.8% increase.

    --  EBIT: Euro 1,051 million, a 4.1% rise.

    -- Cash flow: Euro 1,012 million, up 12.2% compared to the first quarter 2004.

    FINANCIAL POSITION CONTINUES TO IMPROVE

    -- At 31 March 2005, ENDESA had net assets of Euro 13,257 million, up by Euro 759 million since the start of the year.

    -- At the end of the first quarter, gearing was 143.7%, compared to 149.6% at the start of the year.

    ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

    INCREASE IN NET INCOME DESPITE A CONTEXT OF LOW RAINFALL AND HIGH
FUEL COSTS

    -- The Spanish and Portuguese business raised net profit by 21%, contributing 67.9% of ENDESA's total net income.

    -- Low rainfall and high fuel costs, plus the modest increase in the electricity tariff, meant the industry as a whole recorded a Euro 629 million loss on regulated business, of which ENDESA's share was Euro 278 million.

    SPAIN'S MOST EFFICIENT POWER COMPANY

    -- ENDESA has faced this environment favoured by its generating mix, more balanced than other sector companies, with lower variable costs lower than its competitors and thanks to the evolution of the prices charged to deregulated customers.

    -- ENDESA's unit fuel costs between January and March was around 20% below the estimated for the rest of the sector.

    LARGEST GENERATOR AND TOP SELLING POWER COMPANY IN THE IBERIAN
MARKET

    -- ENDESA generated 24,506 GWh in the Iberian market in the first quarter, giving it a market share of 37%, 13 points above the next largest generator. It sold 25,290 GWh, a market share of 39.2%.

    -- The Company met 96.9% of its Spanish demand from its own output giving it a clear competitive advantage over its rivals, especially in the current context of high prices.

    -- ENDESA's coal-fired mainland plants achieved a 92.1% availability rate in the first quarter of 2005, with an output sufficient to cover 15.1% of mainland demand during the period.

    --  ENDESA had 746,386 deregulated clients as of 31 March 2005.

    -- Its retention rate for customers switching to the deregulated rate is 87.7%, higher than the average for other companies in this sector.

    -- CO2 emission rights deficit in the first quarter totalled Euro 25 million, corresponding to a deficit of 2.2 million tons.

    SIGNIFICANT IMPROVEMENT IN QUALITY OF SUPPLY

    -- Average interruption time showed a 4.2% improvement for markets supplied by ENDESA in the first quarter of 2005 and a 17% improvement in the last 12 months.

    -- In some areas improvements have been even more impressive, such as Catalonia, where supply interruptions were down by 28% versus the same quarter 2004 and 33% for the last 12 months.

    SPAIN'S BIGGEST INVESTING POWER COMPANY

    -- ENDESA invested Euro 303 million in Spain in the quarter, of which Euro 265 million, 87.5%, was capex.

    -- Euro 190 million of this capex, 71.7%, was invested in improving distribution facilities.

    SIGNIFICANT PRESENCE IN THE GAS MARKET

    -- ENDESA sold 6,354 GWh in the deregulated and regulated markets in Spain.

    -- This figure, together with the 5,431 GWh consumed by ENDESA's generation plants, amount to a total of 11,785 GWh, implying a total 11.3% share of the Spanish natural gas market.

    ELECTRICITY BUSINESS IN EUROPE

    SHARP INCREASE IN EBIT

    -- The electricity business in Europe contributed 20.3% of ENDESA's net income in the first quarter of 2005.

    -- EBITDA was Euro 234 million, a 56% rise on the previous year, contributing to 15.7% to the Group's EBITDA.

    -- EBIT was Euro 173 million, up by 44.2% on the first quarter of 2004.

    ENDESA ITALIA CONTINUES TO PERFORM WELL

    -- ENDESA sold ASM Brescia 5.33% of ENDESA ITALIA for Euro 159 million, at a net capital gain of 24 million.

    -- The operation, which left ENDESA with an 80% stake in the company, implicitly valued ENDESA Italia at Euro 2,989 million, a 36.4% increase on the acquisition price paid by ENDESA.

    -- ENDESA Italia continued its repowering program which culminated in March with the conversion of its Ostiglia plant's group 3 to a 400 MW combined cycle generator.

    -- The construction of two more 400 MW combined cycle generators continues at Scandale (Calabria) in a 50/50 joint venture between ENDESA and ASM Brescia.

    -- Proceedings are under way for the construction of two of IDAS's three wind farms, 100% owned by ENDESA Italia. These farms will have a total installed capacity of 56 MW.

    -- In February 2005, ENDESA Italia paid a dividend of Euro 102 million.

    PROGRESS ON IMPLEMENTING THE SNET INDUSTRIAL PLAN

    -- ENDESA has presented to the market its Industrial Plan for the 65% owned French generator SNET. The Plan envisages, among other points, the possible development of 2,000 MW of combined cycle capacity and up to 50 MW of renewable capacity.

    -- In the first quarter of 2005 further steps were taken towards implementation of this plan with the renegotiation of the power supply contract with Electricite de France and the signing of a coal supply contract.

    -- Additionally, agreements were reached with trade unions to ensure stable labour conditions and meet targets for workforce restructuring.

    ELECTRICITY BUSINESS IN LATIN AMERICA

    CAPITALISING ON ECONOMIC RECOVERY

    -- ENDESA's Latin American business contributed 12.9% of company total net income in the first quarter of the year.

    -- ENDESA companies were able to profit from organic growth in these markets, raising output and sales by 7.9% and 4.2% respectively.

    STRONG GROWTH IN EBIT AND EBITDA

    -- EBIT from the Latin American business was Euro 324 million in January-March 2005, an increase of 14.5%.

    -- EBITDA stood at Euro 432 million, up by 13.1%, contributing to 29.1% of the Group's EBITDA.

    TELECOMMUNICATIONS

    START OF ORDERLY SALE OF AUNA STAKE

    -- Following the gains in Auna's value according to the analysts' consensus, ENDESA and the other main shareholders have decided to start an orderly divestment process.

    CONSOLIDATED RESULTS

    Strong growth in net income: +27%

    ENDESA's net income has reached Euro 560 million in the first quarter of 2005, a rise of 27% on the same period in 2004. Earnings per share grew by the same proportion to Euro 0.53.


NET INCOME
--------------------------------------------------------------------
                       Euro     % Chg   % of total NI % of total NI
                     million   vs 1Q 04    1Q 2004       1Q 2005
--------------------------------------------------------------------
Spain and Portugal        380      21.0%         71.2%         67.9%
--------------------------------------------------------------------
Rest of Europe            114      93.2%         13.4%         20.3%
--------------------------------------------------------------------
Latin America              72      35.9%         12.0%         12.9%
--------------------------------------------------------------------
Other businesses           (6)      N/A           3.4%         (1.1)%
--------------------------------------------------------------------
TOTAL                     560        27%        100.0%        100.0%
--------------------------------------------------------------------

    All the company's electricity businesses recorded substantial increases in net income, with particularly strong performances from Europe (+93.2%) and Latin America (+35.9%).
    The distribution of income by business is increasingly well-balanced, confirming the economic sense of the geographical diversification developed by ENDESA over the last few years.
    First quarter 2005 results takes into account the recovery of the amounts contributed to finance the deficit in Spain. Should the tariff deficit recovery not have been considered, net profit would have amounted to Euro 379 million, 14.1% lower than the same period of 2004 and net profit for the electricity business in Spain and Portugal would have been Euro 199 million.

    Improved EBIT

    Much of the strong rise in net income is attributable to the rise in electricity generation (+13.2%) and sales (+19.4%) in all businesses but most notably in Europe, outside Spain and Portugal.

ELECTRICITY GENERATION AND SALES
---------------------------------------------------------------------
                              Generation               Sales
---------------------------------------------------------------------
                           GWh        % Chg        GWh      % Chg
                                     vs 1Q 04              vs 1Q 04
---------------------------------------------------------------------
Spain and Portugal          24,506         2.8%    25,290        2.7%
---------------------------------------------------------------------
Rest of Europe               9,299        72.7%    12,971      124.5%
---------------------------------------------------------------------
Latin America               14,558         7.9%    13,492        4.2%
---------------------------------------------------------------------
TOTAL                       48,363        13.2%    51,753       19.4%
---------------------------------------------------------------------

    The evolution of the generation in Spain and Portugal (+2.8%) has underlined once again the advantages of a balanced mix of generating technologies.
    This meant that ENDESA was less hard hit than rival power companies by the drop in rainfall levels in the first quarter of 2005. As a result, the company's output for the mainland grew by 2% in ordinary generation in the period and by 4.2% in the renewable/CHP segment.
    Regarding the electricity generation in the rest of Europe, the steep increase in output (+72.7%) was mainly due to a 12.9% rise in output at ENDESA Italia reflecting the development of its repowering program, as well as the contribution of French company Snet, which was not fully consolidated in the first quarter of 2004.
    In Latin America, generation increase (+7.9%) has reflected the higher plant utilisation rate to meet rising demand, aided by contributions from the Ralco hydro plant in Chile and the newly converted open cycle gas generator at Etevensa in Peru, both of which came onstream in 2004.
    ENDESA can now generate 93.5% of all its electricity sales. This balanced situation should considerably reduce risks in its electricity business.
    The balance is particularly healthy in the Spanish market where ENDESA generated 96.9% of the electricity it sold in the first quarter 2005. Active management of the generation/sales balance reduces the company's exposure to fluctuations in wholesale prices, particularly important at times like the present, when prices are high.
    Total electricity sales amounted Euro 4,187 million, an increase of 27.9%. Such increase has been higher in economic terms than in volume as prices rose to offset higher costs in Spain and Portugal and the Latin American businesses.
    The growth in revenues from electricity generation and sales covered fuel costs which remained at unusually high levels, on average 58.8% above the first quarter 2004. Note that international coal prices have fallen in the last few months but this has had no impact on costs for the first quarter 2005. As revenues more than kept pace with rising costs the company reported rises in gross margin (+10.8%). EBITDA (+6.8%) and EBIT (+4.1%).

                      Gross margin       EBITDA            EBIT
----------------------------------------------------------------------
                      Euro  % Chg vs  Euro  % Chg vs  Euro   % Chg vs
                    million   1Q 04 million   1Q 04  million   1Q 04
----------------------------------------------------------------------
Spain and Portugal    1,247     2.9%    824    -2.4%     558     -6.7%
----------------------------------------------------------------------
Rest of Europe          317    71,4%    234    56,0%     173     44.2%
----------------------------------------------------------------------
Latin America           591    13,0%    432    13,1%     324     14.5%
----------------------------------------------------------------------
Other businesses          -       -      (4)    N/A       (4)     N/A
----------------------------------------------------------------------
TOTAL                 2,155    10,8%  1,486     6.8%   1,051      4.1%
----------------------------------------------------------------------

    As already pointed out, net income reflects the recovery of the amounts paid out to finance the tariff deficit in Spain generated during the quarter. Stripping out this effect, total net income would have been Euro 278 million lower.

    Financial results: improvement of 18.1%

    ENDESA reported negative financial results of Euro 221 million for the first quarter of 2005, an 18.1% improvement on the same period 2004.
    The net financial expense was Euro 267 million, down by 12.2% or Euro 37 million.
    Average cost of all ENDESA debt was 5.35% in this first quarter of 2005. Stripping out Enersis Group debt, the average cost of ENDESA's debt was 4.13% in the first quarter 2005.
    Enersis's average cost of debt of 9.21% results from its exchange risk hedging policy by matching revenues with debt denominated in the same currency. Thereby debt denominated in dollars has been reduced to 50% of total debt, being the remaining 50% split between 27% in Chilean pesos and 23% in other local currencies.

    Asset sales

    The company strategy of divesting non-core assets has resulted in the first quarter of 2005, in the sale of Euro 281 million generating gross capital gains of Euro 116 million.
    In accordance with this policy, ENDESA and the other two key shareholders in Spanish telecoms operator Auna recently appointed Merrill Lynch to organise the orderly divestment of Auna stakes and assets.

    Cash flow: up by 12.2%

    ENDESA generated operating cash flow of Euro 1,012 million in the first quarter of 2005, a rise of 12.2% compared to the same period of 2004.

CASH FLOW
------------------------------------------------------------
                             Euro million  % Chg vs 1Q 2004
------------------------------------------------------------
Spain and Portugal                    539              14.0
------------------------------------------------------------
Rest of Europe                        200              50.4
------------------------------------------------------------
Latin America                         288              23.6
------------------------------------------------------------
Other businesses                      (15)              N/A
------------------------------------------------------------
TOTAL                               1,012              12.2
------------------------------------------------------------

    Cash flow rose significantly in all the electricity businesses, especially in the Rest of Europe and Latin America.
    ENDESA paid dividends of Euro 288 million to its shareholders over the period and Euro 44 million to minority shareholders in its subsidiaries.

    Investment: Euro 453 million, 66.9% in Spain

    Total investment by ENDESA in the first quarter of 2005 was Euro 453 million. Of this, Euro 397 million was in capex and the remaining Euro 56 million was financial investment.

    Financial structure: gearing continues to fall

    ENDESA's net debt was Euro 19,056 million at 31 March 2005, a Euro 358 million increase since the start of the year.
    Of this rise, Euro 195 million was due to the Euro's depreciation versus other currencies in which ENDESA's or its subsidiaries' debt is denominated, mainly Enersis debt.

ENDESA NET DEBT
----------------------------------------------------------------------
                    ENDESA and direct  Enersis Group   Total ENDESA
                       subsidiaries                         Group
----------------------------------------------------------------------
                      Euros      %     Euros     %     Euros     %
                        Mn     /total    Mn    s/total   Mn     /total
----------------------------------------------------------------------
Euro                   14,396      97       4       0   14,400     76
----------------------------------------------------------------------
Dollar                    415       3   2,120      50    2,535     13
----------------------------------------------------------------------
Other currencies           47       0   2,074      50    2,121     11
----------------------------------------------------------------------
Total                  14,858     100   4,198     100   19,056    100
----------------------------------------------------------------------
Fixed                  10,076      67   3,779      90   13,855     73
----------------------------------------------------------------------
Hedged                  1,878      13     419      10    2,297     12
----------------------------------------------------------------------
Variable                2,904      20     -27      -1    2,904     15
----------------------------------------------------------------------
TOTAL                  14,858     100%  4,198     100   19,056    100
----------------------------------------------------------------------
Avg. life (years)             5.3              5.8             5.4
----------------------------------------------------------------------

    The breakdown of debt by business is as follows:


ENDESA NET DEBT BY BUSINESS LINE
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               31-03-05  01-01-05   Change    % Chg
----------------------------------------------------------------------
Spain and Portugal electricity
 business                        10,017     9,586       431       4.5
----------------------------------------------------------------------
Europe electricity business       1,888     2,123      (235)    -11.1
----------------------------------------------------------------------
Latin America electricity
 business                         5,478     5,350       128       2.4
  -Enersis Group                  4,198     4,081       117       2.9
  -Others                         1,280     1,269        11       0.9
----------------------------------------------------------------------
Other businesses                  1,673     1,639        34       2.1
----------------------------------------------------------------------
TOTAL                            19,056    18,698       358       1.9
----------------------------------------------------------------------

    In the first quarter of 2005, the average maturity of ENDESA Group was 5.4 years. It is worth noting, the high degree of protection against interest rate risk, with 85% of all debt fixed-rate and hedged.
    Cash and equivalent in Spain and direct subsidiaries stood at a total of Euro 4,750 million at 31 March 2005, including Euro 2,824 million in undrawn credit lines. This figure covers maturities falling due in the next 11 months for this group of companies
    In April ENDESA signed a syndicated loan comprising a Euro 500 million tranche and a Euro 1,500 million credit line tranche, with a five-year maturity and option to extend it to seven years. This strengthens the Company's cash position, covering maturities falling due in the next 20 months.
    Enersis group cash and equivalent was Euro 789 million at 31 March 2005, covering debt maturities for the next 16 months.
    Also, at 31 March 2005, ENDESA's net assets were Euro 13,257 million, a rise of Euro 759 million since the start of the year.
    This increase reduced gearing to 143.7% at 31 March 2005, from 149.6% at the start of the year. Gearing stays in line with the targets in the Strategic Plan for 2005-2009.
    Finally, at 31 March 2005 ENDESA's long-term creditworthiness was rated A by Standard & Poor's and Fitch and A3 by Moody's.

    Accounting criteria

    ENDESA has prepared its consolidated financial statements for the first quarter 2005 in accordance with the valuation and classification criteria required by International Financial Reporting Standards
(IFRS) approved by the European Union.
    Figures for the first quarter of 2004 and 31 December 2004 have also been drawn up under IFRS to facilitate comparisons. Therefore, do not correspond to those presented in ENDESA's 2004 consolidated financial statements which were prepared under Spanish GAAP.
    Under IFRS I, which regulates first-time adoption of IFRS, companies do not need to apply IAS 32 and 39 on financial instruments to figures from the 2004 financial statements presented for comparison purposes. ENDESA has taken up this option and 2004 figures therefore do not include the impact of IAS 32 and 39.
    Note, however, that all references to balance sheet items "at 1 January 2005" or "at the start of 2005" refer to the information at 31 December 2004 adjusted for first-time application of IAS 32 and 39.

    INFORMATION BY BUSINESS LINE

    ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

    High operating efficiency

    In the first quarter of 2005, ENDESA sustained its leadership position on the Spanish electricity market. It has a 37% market share in generation, more than 13 percentage points ahead of the second player, a 40.7% market share in distribution and a 39.2% market share in sales to final customers.
    Output in Spain totalled 24,506 GWh, up 2.8% on 2004, and sales in this market totalled 25,290 GWh implying a 2.7% increase. These output and sales figures give evidence to the fact that the ENDESA's production capacity is adequately balanced with respect to the size of its market.
    It is worth pointing out, that following ENDESA's decision to book equity-accounted affiliates under IFRS, production figures no longer include 50% of output from Nuclenor which had previously been included. Consequently, production figures are coherent with accounts.
    On the other hand, ENDESA has remained the most efficient company in the industry with unitary fuel costs around 20% below the estimated for the rest of the sector.
    Over the quarter, ENDESA continued to move forward its New Capacity Program for 2005-2009 to build 7,200 MW of new capacity, of which 71.7% will be CCGT and renewables. Its also worth highlighting that work on the 400 MW Cristobal Colon CCGT plant in Huelva advanced at a good pace in the first months of 2005.
    First quarter 2005 also confirmed the improving trend in ENDESA's quality of supply seen in 2004, driven by heavy investment in distribution and operating improvements over the last few years.
    Average interruption time showed a 4.2% improvement versus the first quarter 2004, despite unfavourable weather over the period, and a 17% improvement in the last 12 months. This reflects the results of operational improvements and the ongoing investment in distribution facilities.
    In some areas improvements have been even more impressive, such as Catalonia, where supply interruptions were down by 28% versus the same quarter 2004 and 33% for the last 12 months.
    As for customer services, the retention rate for clients in the deregulated market was 87.7%, higher than the average of its competitors, indicating considerable loyalty towards the company.
    On the regulation front, in the first quarter 2005, the regulator made progress towards the final decision on compensation for the extra generating costs in the islands and other non-mainland systems. Ensuring an adequate profitability for this business will be good news for ENDESA, which still the sole supplier for these systems as no other company has taken a stand to effectively compete in these markets, despite an improved regulatory regime.
    Overall, the first quarter of 2005 brought major advances towards the key strategic targets for the business: defending its leadership of the Spanish electricity market, and establishing a perception of excellent quality.

    Net income up 21%

    Net income from the electricity business in Spain and Portugal totalled Euro 380 million in the first quarter of 2005, an increase of 21% with respect to the same period of the previous year.

    This figure represents 67.9% of ENDESA's total net income.

    It should be pointed out that during January-March 2005 ENDESA sold non-core assets of this business in Spain amounting to Euro 78 million, with a capital gain of Euro 75 million.
    The business in Portugal, carried under the equity method, contributed Euro 6 million to net income. This means the Spanish electricity business still accounts for the bulk of net income.

    EBIT: Euro 558 million.

    EBIT from the electricity business in Spain and Portugal amounted to Euro 558 million in the first quarter of 2005, down 6.7% on the same period in 2004. This decline was due mainly to fuel costs net cost corresponding to the emission rights deficit and fixed costs and depreciation and amortization.
    Higher fuel costs and costs deriving from the emission rights deficit were reflected in revenues through both higher wholesale market price and, to a lesser extent, higher price applied to deregulated customers, allowing for a 26.6% increase in revenues, with a gross margin of Euro 1,247 million, 2.9% higher than in the first quarter of 2004.
    However, the higher revenues did not offset the increase in fixed costs and depreciation and amortization linked mainly to the investment and maintenance efforts made by the company within the framework of its Quality Excellence Plan. This effort should imply an increase in remuneration from distribution when the new regulation is approved.
    Low rainfall levels and high fuel costs have pushed up generation pool prices, which, given the limited growth in electricity tariffs (1.7%), caused a deficit in revenues from regulated activities in the sector of an estimated Euro 629 million.
    For ENDESA, impact of low rainfall and fuel cost increase was mitigated to some extent by its more balanced generation mix compared to its rivals, which means that low rainfall has less of a negative impact, and due to the fuel management policy, which has enabled the group to contain the cost increase.
    Below we provide a more detailed analysis of the items comprising EBIT for ENDESA's electricity business in Spain and Portugal:

    Revenues: Up by 26.6%

    Revenues totalled Euro 2,158 million in the first quarter of 2005, 26.6% higher than in 1Q04.
    Of this amount, Euro 2,048 million are sales, which increased by 22.6% with respect to the first quarter of 2004.

SALES IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               1Q 2005   1Q 2004  Change      % Chg.
----------------------------------------------------------------------
Peninsular generation in
 the ordinary regime:
----------------------------------------------------------------------
       Supply to deregulated
        customers                   367       281        86      30.6
----------------------------------------------------------------------
       Supply to regulated
        customers                   775       474       301      63.5
----------------------------------------------------------------------
Generation in renewables/CHP
 (a)                                 37         -        37       N/A
----------------------------------------------------------------------
Mainland distribution               397       387        10       2.6
----------------------------------------------------------------------
Non-mainland regulated
 generation                         288       214        74      34.6
----------------------------------------------------------------------

----------------------------------------------------------------------
Coal CTC                              7        22       (15)    -68.2
----------------------------------------------------------------------
Technological CTC                             143      (143)      N/A
----------------------------------------------------------------------
Supply to deregulated clients
 outside Spain                       55        42        13      31.0
----------------------------------------------------------------------
Gas distribution                     11         9         2      22.2
----------------------------------------------------------------------
Gas supply                          100        30        70     233.3
----------------------------------------------------------------------
Others                               11        68       (57)     83.8
----------------------------------------------------------------------
TOTAL                             2,048     1,670       378      22.6
----------------------------------------------------------------------
    (a) In the first quarter of 2004, sales amounted to Euro 27 million, recorded under "other businesses"

    Mainland generation

    In the first quarter of 2005, electricity demand in the Spanish mainland grew by 7.1% compared to same period of 2004. Ordinary regime generation increased by 4%, on the back of the 10.8% increase in renewables/CHF output.
    ENDESA's mainland electricity output totalled 21,153 GWh, implying a 2.0% increase in relation to the first quarter of 2004. Of this amount, 20,684 GWh corresponded to ordinary regime output sold in the wholesale market, a figure that is 2% higher than that of 1Q04.
    Changes in the structure of ENDESA's ordinary regime mainland production and that of the rest of the sector between the first quarter of 2004 and the same period of 2005 reflect the strength of the Company's generation portfolio and its greater stability in the event of sharp variations in normal rainfall rates in Spain.
    Between the two quarters, nuclear and hydroelectric electricity generation at ENDESA declined by 13.8%, whereas in the rest of the sector the decline was 27%. Similarly, thermal production in the sector had to increase by 41.3% between the two periods, whereas at ENDESA it rose by just 15.5%.
    Under these rainfall conditions, the need for the coal-fired generation to meet electricity demand in Spain is brought to the fore. ENDESA's coal-fired plants achieved a 92.1% availability rate in the first quarter of 2005, with an output sufficient to cover 15.1% of mainland demand during the same period.
    Sales to the pool came to Euro 1,240 million, 75.6% higher than in the first quarter of 2004. This change was due to the 74.1% increase in the average pool revenues, including the capacity payment. The increase in average wholesale prices was due to the increase in fuel costs and the extremely dry weather conditions which have led to lower use of hydroelectric plants.
    In absolute terms, the average pool price for the period including capacity payments was Euro 54,5 per MWh, vs. Euro 31.3 per MWh in the first quarter of 2004.
    ENDESA's supply subsidiary acquired energy from the "pool" for an amount of Euro 465 million that was hedged with ENDESA's energy sold to the "pool" during the same timeframe, therefore matching both prices.
    In accordance with IFRS, amounts deriving from this "pool" are neutralized with purchases made by the supply subsidiary. Thus, "pool" sales recorded in the consolidated P&L of the first quarter of 2005 amounts to Euro 775 million.
    Renewable/CHF subsidiaries consolidated by ENDESA under the global method generated 469 GWh in the first quarter of 2005, mainly by tapping renewable energies (4.2% more than in the same period in 2004). Furthermore, ENDESA has holdings in other special regime companies which produced 1,037 GWh in the first quarter of the year.
    Revenues from special regime energy sales of consolidated subsidiaries amounted to Euro 37 million, a 37% increase on 2004, leading EBIT at ECYR, ENDESA's subsidiary in the cogeneration and renewables sector, to Euro 17 million in the first quarter of 2005, fully integrated in the Spain and Portugal business.
    In the first quarter of 2004, ECYR obtained EBIT of Euro 11 million which was then integrated with other businesses. Consequently, operating income in renewable/CHF generation at ENDESA increased by 54.6% in the first quarter of 2005 with respect to the same period in 2004.

    Supply to deregulated customers

    ENDESA had 746,386 deregulated clients as of 31 March 2005.

    ENDESA sold these customers a total of 7,654 GWh in the first quarter, 22.9% more than in the same period last year.
    Revenues from supply to deregulated clients totalled Euro 367 million, up 30.6% with respect to the previous year. Of this increase, 22.9% corresponds to the increase in GWh sold and 10.7% to the increase in the average price.

    Mainland distribution

    ENDESA distributed 28,551 GWh of electricity in the Spanish market in the first quarter of 2005, a 7.5% increase on the same period of 2004.
    Revenues from regulated distribution amounted to Euro 397 million, an increase of 2.6% versus the same period 2004.
    This slight increase does not reflect the effort, in terms of both investment and operation and maintenance, required to increase security and quality of supply. Consequently, in order to attain an objective which is shared by all players in the electricity market, and in whose pursuit ENDESA plays an outstanding role (with an investment of Euro 190 million in January-March 2005) it is essential that the new regulation for distribution recognises this effort via adequate remuneration.
    ENDESA Distribucion Electrica supplied 16,595 GWh to customers at the regulated market. Nevertheless, in accordance with IFRS it has not been booked as revenues, as the only distribution revenue is the regulated margin. The rest of items are simply accounting for expenses incurred.

    Non-mainland regulated generation

    ENDESA's output in non-mainland systems was 3,353 GWh in the first quarter of 2005, 7.8% more than in the same period of 2004.
    Sales totalled Euro 288 million, implying an increase of 34.6% on 2004.
    Royal Decree 1747/2003 governing mainland and non-mainland electricity systems recognizes the higher cost of generation in the latter owing to the larger reserve margin required, extra cost of the specific technologies used and to higher fuel costs. The Royal Decree lays down the general principles that must be applied to determine the compensation deriving from these specific circumstances, although the exact methodology for quantifying these has yet to be established.
    In the first quarter of 2005, no additional effect was included on top of the compensation envisaged in the 2005 electricity tariff - this is pending the definitive regulatory outcome which is due to be unveiled in the next few months.

    Technological CTCs and regulated business deficit

    As already pointed out, in the first quarter of 2005, regulated revenues were not sufficient to offset system costs, and an estimated deficit of Euro 629 million ensued.
    Attending to Royal Decree Law5/ 2005 of March 11th, ENDESA must contribute 44,16% of the total amount of this deficit (Euro 278 million).
    Pursuant to the criteria of ENDESA's legal advisers and taking into account the legal nature and antecedents of this financing as well as jurisprudence criteria, the Company its entitled to the complete recovery of the amounts rendered. Nevertheless, the government must establish specific proceedings the recovery as it did in 2002. This standpoint has also been supported by the Spanish Asociation of the Energy Industry (UNESA), as well as all of its members.
    For this reason, ENDESA's accounts as of 31 March 2005 include financial assets of Euro 278 to provide for the right of recovery of the amounts contributed under this heading.
    In the first quarter of 2004, CTC revenues amounted to Euro 143 million.

    Supply to deregulated clients outside Spain

    ENDESA Energia sold 1,.041 GWh to deregulated customers outside Spain in the first quarter of 2005. 12.2% more than in the same period last year.
    Revenues from these sales totalled Euro 55 million, 31% more than in 1Q04.

    Gas distribution and supply: total market share of 11.3%

    ENDESA sold 5,901 GWh of gas in the first quarter of 2005, through companies included in the consolidation perimeter, implying a 69.3% increase vs. the same period one year previously.
    Of this amount, 4,570 GWh were sold on the deregulated market, up 99.3% on the first quarter of 2004, and 1,331 GWh on the regulated market, an 11.7%more than in the same period.
    In addition to this last figure 453 GWh of total sales correspond to companies that are not fully consolidated given their scant contribution to the Group total. Consequently, total sales in the regulated market amounted to 1,784 GWh, up 15.4% with respect to the first quarter of 2004.
    The 6,354 GWh sold in both markets, together with the 5,431 GWh consumed by ENDESA's generation plants, amount to a total of 11,785 GWh, implying a total 11.3% share of the Spanish natural gas market.
    Revenues from gas sales in the deregulated market in the first quarter of 2005 totalled Euro 100 million, implying an increase of Euro 70 million vs. the same period in 2004.
    Revenues from regulated gas distribution amounted to Euro 11 million in the first quarter of 2005, up 22.2% on last year.

    Other operating revenues

    Other operating revenues in the first quarter of 2005 totalled Euro 110 million, Euro 76 million more than the same period one year earlier.
    This year, this heading included Euro 67 million corresponding to the booking as revenues of the part of CO2 emission rights assigned to ENDESA from emissions made in the first quarter of the year. These revenues were recorded at the market price for emission rights at the start of 2005.

    Operating expenses

    The table below shows the breakdown of operating expenses for ENDESA's Spanish and Portuguese business.

OPERATING EXPENSE IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               1Q 2005   1Q 2004    Change    % Chg
----------------------------------------------------------------------
Purchases and services              911       492       419      85.2
----------------------------------------------------------------------
 Energy purchases                   216       141        75      53.2
----------------------------------------------------------------------
 Fuel consumption                   488       267       221      82.8
----------------------------------------------------------------------
 Power transmission expenses         69        44        25      56.8
----------------------------------------------------------------------
 Other purchases and services       138        40        98     245.0
----------------------------------------------------------------------

----------------------------------------------------------------------
Personnel expenses                  214       193        21      10.9
----------------------------------------------------------------------
Other operating expenses            237       205        32      15.6
----------------------------------------------------------------------
Depreciation and amortization       266       246        20       8.1
----------------------------------------------------------------------
TOTAL                             1,628     1,136       492      43.3
----------------------------------------------------------------------

    Power purchases

    The 53.2% increase in power purchases, used mainly to facilitate pumping activities in hydroelectric plants and to carry out operations on the wholesale generation market, is linked to the increase in the pool price where most of these purchases are made and to gas purchases for supply.

    Fuel consumption

    Fuel consumption amounted to Euro 488 million in the first quarter, an increase of 82.8% vs. the same period in 2004.
    This increase is due to the fact that, as a result of the extreme drought in the first quarter, fuel-oil production has increased, with higher unit costs than the other technologies, and to the 45% increase in the unit cost of imported coal, even though ENDESA paid below the odds thanks to its active fuel purchase management policy.
    In any case, is worth to highlight that more than half of the increase in unit fuel cost results from a transitory deterioration of the generation mix, due to lower hydro conditions, and not from the evolution of fuel prices.

    Other supplies and services

    Expenses under this heading totalled Euro 138 million, up Euro 98 million vs. the same period in 2004.
    This increase was due to booking Euro 92 million in expenses from emission rights required to cover the mainland CO2 emissions made in the first quarter of the year, which totalled 10.8 million tonnes.

    Expenses for these emissions were valued as follows:

    -- The part of these emissions covered by freely assigned emission rights was valued at the same price at which the revenues are booked, i.e., the market price at the start of 2005.

    -- The part of these emissions covered by rights acquired in the market was recorded at the price paid for these rights.

    -- The part of these emissions for which ENDESA does not own rights was recorded at the market price of the rights as of 31 March 2005, Euro 14.26 per tonne.

    The net effect of revenues and expenses booked in the first quarter of 2005 to cover CO2 emissions, totalled Euro 25 million, corresponding to the estimated rights deficit for the quarter, which came to 2.2 million tonnes.
    At the date of publication of these earnings, no accounting rule for recording emission rights had been enacted, as IFRIC 3 (IFRS standards) has not be ratified by the EU (European Union) and the EFRAG (European Financial Reporting Advisory Group) has issued an endorsement advice letter on IFRIC 3 Emission Rights in which it has decided to recommend the EU Commission not to endorse IFRIC 3 in Europe.
    In this respect, ENDESA has recorded the emission rights based on IFRIC 3, but modifying the points opposed by the EFRAG. Therefore, the accounting is provisional and subject to change when the new accounting rule is issued.

    Personnel expenses

    At 31 March 2005, the workforce in Spain and Portugal totalled 12,832, down 0.4% on 2004 year-end.
    Personnel expenses amounted to Euro 214 million in 1Q05, an increase of 10.9% vs. the same period in 2004.
    This rise came as a result of the wage increase for 2005 and the impact on the cost of employment restructuring of higher inflation in the first quarter, implying an increase of Euro 9 million in provisions against the cost of these redundancies. The effect in 2004 was only recorded at year-end, once the definitive inflation rate was published.

    Other fixed operating expenses

    Other fixed operating expenses totalled Euro 237 million in the first quarter of 2005, an increase of Euro 32 million with respect to 2004.
    This increase was due mainly to the cost of operating and maintaining the distribution network and to the inclusion of the renewables/CHF business, which includes expenses under this heading totalling Euro 9 million.
    However, we note that in the first quarter of the year there has been a significant decline in costs with respect to the last few quarters of 2004.

    Net financial expenses: 27.1% improvement on a like-for-like basis

    ENDESA reported a financial result for the first quarter of 2005 of Euro 116 million. Of this amount, Euro 113 million correspond to net financial expenses, which include Euro 15 million corresponding to the cost of preferred shares considered as debt in 2005, and, therefore, its cost is booked as financial expenses. In the first quarter of 2004 they were booked as minority interests since IAS 32 was not applied last year and preferred shares were booked as minority interests and not as financial debt. On a like-for-like basis, net financial expenses declined Euro 42 million, a 27.1% decrease.
    Net debt in the Spain and Portugal business totalled Euro 10,017 million as of 31 March 2005, vs. Euro 9,586 million at the start of 2005. This increase came from the cyclical effect of the first quarter of each year, when a significant amount of capex and expenses from last quarter of the previous year is disbursed, as well as 2004 interim dividend payment on the first quarter that amounted to Euro 288 million.

    Equity-accounted income: Euro 10 million

    Equity-accounted income in ENDESA's electricity business in Spain and Portugal in the first quarter of 2005 amounted to Euro 10 million and mostly includes Euro 6 million from subsidiaries in Portugal and Euro 9 million from generation subsidiaries operating under the special regime.
    In the first quarter of 2004, Euro 5 million and Euro 3 million were recorded under the European business and Other businesses, respectively.

    Asset divestments: Euro 75 million in capital gains

    In the first quarter of 2005, ENDESA shed assets from the electricity business in Spain and Portugal for Euro 86 million, posting capital gains of Euro 75 million.
    Among them we highlight the sale of land in Palma de Mallorca where GESA's headquarters was formerly located, for Euro 73 million after sale costs, implying capital gains of Euro 65 million.

    Cash flow: up 14%

    Cash flow amounted to Euro 539 million in the first quarter of 2005, an increase of 14% vs. the same period in 2004.

    Capex: Euro 190 million in distribution.

    Capex in Spain and Portugal came to Euro 303 million in the first quarter of 2004, 34.7% higher than the same period in 2004.

TOTAL INVESTMENT IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                            Euro million
----------------------------------------------------------------------
                                         1Q 2005   1Q 2004    % Chg
----------------------------------------------------------------------
Tangibles                                     265       192      38.0
----------------------------------------------------------------------
Intangibles                                    13         3     333.3
----------------------------------------------------------------------
Financial                                      25        30      16.7
----------------------------------------------------------------------
Total investments                             303       225      34.7
----------------------------------------------------------------------

    87.5% of total capex was tangible, used in developing or improving electricity generation and distribution facilities, in order to maintain ENDESA 's leadership in the Iberian market.

INVESTMENT IN TANGIBLE ASSETS IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                            Euro million
----------------------------------------------------------------------
                                         1Q 2005   1Q 2004    % Chg
----------------------------------------------------------------------
Generation                                     71        46      54.3
----------------------------------------------------------------------
 Ordinary regime                               68        46      47.8
----------------------------------------------------------------------
 Renewables/CHF                                 3       (a)
----------------------------------------------------------------------
Distribution                                  190       127      49.6
----------------------------------------------------------------------
Others                                          4        19       N/A
----------------------------------------------------------------------
Total                                         265       192      38.0
----------------------------------------------------------------------
    (a) In the first quarter of 2004 were included in other businesses and amounted to Euro 34 million.
----------------------------------------------------------------------

    Similarly, the breakdown of tangible capex reflects the considerable effort made by the Company over the last few years to improve the quality of its service, since investment in distribution facilities accounts for 71.7% of total tangible capex in this business. As we have said, the new regulation for distribution should adequately remunerate these investments.

    Electricity business in Europe

    Excellent economic results and sound growth opportunities

    In the rest of Europe, ENDESA focused on two of its main strategic targets in the first quarter of 2005: consolidating its position in this market and seeking new growth opportunities.
    On 1 February 2005 ENDESA sold ASM Brescia, its partner in ENDESA Italia, 5.33% of its stake in that company for a total of Euro 159 million, with a net capital gain of Euro 24 million. Following this operation, ENDESA's stake in ENDESA Italia stands at 80%. The transaction also unlocks the value of ENDESA Italia, as it suggests an implicit valuation of Euro 2,989 million for the company, 36.4% higher than the price paid by ENDESA when it originally acquired the Italian group in 2001.
    We also highlight that in the middle of March culminated the repowering work to Ostiglia plant's group 3 to a 400 MW combined cycle generator.
    Also, work is on schedule for the construction of two 400 MW combined cycle groups at the Scandale plant in Calabria. This project was acquired at the end of December 2004 by ENDESA and ASM Brescia (50/50).
    In addition, proceedings are underway for the construction of two of IDAS' three wind farms - 100% of which was awarded to ENDESA Italia at the end of December last year. The two farms will have an installed capacity of 56 MW and are expected to come on-stream in mid 2006.
    ENDESA has reached an agreement with the Italian group Merloni to supply electricity to the retail market. The supply base for the power sold will be ENDESA Italia's generation capacity. The Merloni group will contribute a portfolio of more than 2,000 customers in Italy and sales volumes of over 2 TWh.
    Is also worth to highlight that in February 2005, ENDESA Italia paid a dividend of Euro 102 million.
    On 17 February, ENDESA presented an outline of its Industrial Plan for the French generation group Snet (65% ENDESA). This Plan envisages the possibility of investment in new capacity using its current sites with a total of 2,000 MW in new CCGT capacity and 200 MW in renewable capacity.
    Additionally, in the first quarter of 2005 the power supply contract with EDF was successfully re-negotiated, a coal supply contract has been signed and agreements were reached with the trade unions to ensure stable labour conditions and meet targets for workforce restructuring.

    Net income: up 93.2%

    Net income from the electricity business in Europe totalled Euro 114 million in the first quarter of 2005, an increase of 93.2% with respect to 2004.
    The table below shows a breakdown of output and sales figures by country:

BREAKDOWN OF ENDESA'S GENERATION AND SALES IN EUROPE
----------------------------------------------------------------------
                   Generation                    Sales
----------------------------------------------------------------------
         (GWh) 1Q 2005  1Q 2004  % Chg.   1Q 2005    1Q 2004  % Chg.
----------------------------------------------------------------------
Italia            6,081    5,384     12.9      8,410    5,777    45.6
----------------------------------------------------------------------
Francia           2,533        -        -      3,876        -       -
----------------------------------------------------------------------
Polonia(b)          685        -        -        685        -       -
----------------------------------------------------------------------
Total             9,299    5,384     72.7     12,971    5,777   124.5
----------------------------------------------------------------------
    (b) ENDESA is present in the generation business in Poland through the stake held by Snet in the Bialystock co-generation plant.
----------------------------------------------------------------------

    EBIT: growth of 44.2%

    EBITDA and EBIT for the group's European electricity business can be broken down as follows:

EBITDA & EBIT IN EUROPE
----------------------------------------------------------------------
Euro Million             EBITDA                   EBIT
----------------------------------------------------------------------
                    1Q 2005 1Q 2004  % var.  1Q 2005 1Q 2004  % var.
----------------------------------------------------------------------
ENDESA Italia           189     152    24.3      156    122      27.9
----------------------------------------------------------------------
Snet                     43       -     N/A       15      -       N/A
----------------------------------------------------------------------
Trading                   7       1   600.0        7      1     600.0
----------------------------------------------------------------------
Holding & Others         (5)     (3)    N/A       (5)    (3)      N/A
----------------------------------------------------------------------
Total                   234     150    56.0      173    120      44.2
----------------------------------------------------------------------

    Positive performance of ENDESA Italia continues

    The following table shows changes in ENDESA Italia's EBIT between the first quarter of 2005 and the first quarter of 2004.

ENDESA ITALIA KEY DATA
----------------------------------------------------------------------
                                         Millones de euros
----------------------------------------------------------------------
                               1Q 2005   1Q 2004  Diferencia  % var.
----------------------------------------------------------------------
Revenues                            560       389       171      44.0
----------------------------------------------------------------------
Energy purchases                    (95)      (14)      (81)    578.6
----------------------------------------------------------------------
Fuel procurement cost              (211)     (187)      (24)     12.8
----------------------------------------------------------------------
Transmission expenses                (2)       (1)       (1)    100.0
----------------------------------------------------------------------
Other purchases and services        (24)        -       (24)      N/A
----------------------------------------------------------------------
Gross Margin                        228       187        41      21.9
----------------------------------------------------------------------
Capitalized expenses                  1         1         -         -
----------------------------------------------------------------------
Personnel expenses                  (17)      (16)       (1)      6.3
----------------------------------------------------------------------
Other expenses                      (23)      (20)       (3)     15.0
----------------------------------------------------------------------
EBITDA                              189       152        37      24.3
----------------------------------------------------------------------
Depreciations                       (33)      (30)       (3)     10.0
----------------------------------------------------------------------
EBIT                                156       122        34      27.9
----------------------------------------------------------------------

    Revenues reported by the Italian group grew 44% due largely to the 45.6% rise in energy sold. The company sold 8,410 GWh of electricity in the quarter, of which 2,329 GWh were acquired from third parties at a cost of Euro 95 million.
    ENDESA Italia generated a total of 6,081 GWh of electricity this quarter, an increase of 12.9% vs. the same period last year. Its market share in Italy was 8.2% at March 2005, up 1.3% vs. 1Q04.
    The repowering program implemented by ENDESA Italia has allow the group not only to increase its production using a more efficient mix by replacing fuel-gas output with power generated by combined cycle plants, but also a grater capacity to mitigate the impact of fuel price increases. For this reason, costs at ENDESA Italia only rose by 12.8% - in line with the increase in output.
    The positive impact of the repowering program on the company's generation structure can be clearly seen if we compare the breakdown by technology in the first quarter of 2004 with the first quarter of 2005. The weight of CCGT capacity in the production mix has increased from 25.7% to 45.9%, while the weight of fuel-gas has declined from 40.7% to 17.8%.
    On 1 October 2004 the European Union approved payment of the stranded costs recognised in Italy. Of the total amount recognised, Euro 169 million correspond to ENDESA Italia. The method and schedule for the payment of these stranded costs have yet to be defined and for this reason no revenues deriving from this concept have been booked in our forecasts.

    Financial results: Euro 235 million debt reduction

    Financial results for the electricity business in Europe reflected a cost of Euro 15 million in the first quarter of 2005, the same as in the first quarter of 2004. We note that since 31 March 2004, ENDESA has acquired an additional 35% stake in Snet, without this leading to any increase in financial expenses for this business.
    Net debt of the European business stood at Euro 1,888 million at 31 March 2005, compared to Euro 2,123 million at the beginning of the year - a reduction of Euro 235 million, or 11.1%.

    Cash flow: growth of 50.4%

    Cash flow generated from group operations stood at Euro 200 million, a rise of 50,4% compared to 2004.
    Cash flow amounted to Euro 200 million, an increase of 50.4% compared to the first quarter of 2004.

    Capex: Euro 45 million

    Investment in the European electricity business stood at Euro 45 million in the first quarter.
    This was virtually all capex. Of the total recognised, Euro 36 million correspond to ENDESA Italia and Euro 5 million to Snet.
    Additionally, in the first quarter of 2005, the following divestments were made:

    -- 5.33% of ENDESA Italia was sold to ASM Brescia for Euro 121 million, generating a net capital gain of Euro 24 million. Following this divestment, ENDESA now holds 80% of ENDESA
        Italia and ASM Brescia holds the remaining 20%.

    -- The 18% stake held by ENDESA in the Moroccan water group LYDEC was sold for Euro 26 million, generating a net capital gain of Euro 12 million.

    Electricity business in Latin America

    Capitalising on economic recovery: strong growth in output and sales

    The process of economic recovery in Latin America seen in 2004 was confirmed in the first quarter of 2005 leading to increases in electricity demand up to 8.1%.
    This increase in demand boosted generation at ENDESA's subsidiaries, which showed an average growth of 7.9% compared to the same period last year.
    Average sales grew by 4.2% vs. first quarter 2004 in all areas in which ENDESA's subsidiaries operate.
    Generation and distribution figures for ENDESA's Latin American subsidiaries were as follows:

GENERATION AND DISTRIBUTION OF THE LATIN AMERICAN BUSINESS
----------------------------------------------------------------------
                                Generation (GWh)   Distribution (GWh)
----------------------------------------------------------------------
                               1Q 2005    % chg    1Q 2005    % chg
----------------------------------------------------------------------
Chile                             4,301       8.8     2,823       3.7
----------------------------------------------------------------------
Colombia                          2,855       0.7     2,386       1.2
----------------------------------------------------------------------
Argentina                         4,719      14.0     3,516       2.2
----------------------------------------------------------------------
Brazil                            1,129     -13.8     3,665       8.1
----------------------------------------------------------------------
Peru                              1,554      23.5     1,102       5.9
----------------------------------------------------------------------
TOTAL                            14,558       7.9    13,492       4.2
----------------------------------------------------------------------

    Growth shown by the markets supplied by ENDESA and tighter reserve margins caused a generalized increase in prices and margins. This was reflected in the good operating performance with EBIT rising 22.9% in the generation and transmission business and 6.3% in distribution.
    The strong business performance was reflected by both Enersis and ENDESA Chile's share prices, the main subsidiaries in this activity, which have risen by 27.1% and 55.1%, respectively, in the last 12 months.

    Net income growth of 35.9%

    Net income from the electricity business in Latin America totalled Euro 72 million in the first quarter of 2005, an increase of 35.9% with respect to 2004. This figure accounted for 12.9% of ENDESA's total net income in the period.

    EBIT: growth of 14.5%

    The table below sets out EBITDA and EBIT for ENDESA's Latin
American electricity business, broken down by activity:

EBITDA & EBIT IN LATIN AMERICA
----------------------------------------------------------------------
                                    Millones de euros
----------------------------------------------------------------------
                             EBITDA                    EBIT
----------------------------------------------------------------------
                    1Q 2005 1Q 2004  % Chg  1Q 2005 1Q 2004   % Chg
----------------------------------------------------------------------
Generation and
 transmission           264     220    20.0     204     166      22.9
----------------------------------------------------------------------
Distribution            184     172     7.0     135     127       6.3
----------------------------------------------------------------------
Others                  (16)    (10)    N/A     (15)    (10)      N/A
----------------------------------------------------------------------
Total                   432     382    13.1     324     283      14.5
----------------------------------------------------------------------

    The following table shows a breakdown of EBITDA and EBIT by country where ENDESA operates through fully consolidated subsidiaries.

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE
----------------------------------------------------------------------
Generation and transmission
----------------------------------------------------------------------
Euro million                     EBITDA                  EBIT
----------------------------------------------------------------------
                        1Q 2005 1Q 2004  % Chg  1Q 2005 1Q 2004 % Chg
----------------------------------------------------------------------
Chile                        71      68     4.4      45     49   -8.2
----------------------------------------------------------------------
Colombia                     54      47    14.9      43     36   19.4
----------------------------------------------------------------------
Brazil - Generation          32      16   100.0      28     13  115.4
----------------------------------------------------------------------
Brazil - Transmission        21      21     0.0      17     17    0.0
----------------------------------------------------------------------
Peru                         42      31    35.5      32     21   52.4
----------------------------------------------------------------------
Argentina - Generation       40      33    21.2      35     26   34.6
----------------------------------------------------------------------
Argentina - Transmission      4       4     0.0       4      4    0.0
----------------------------------------------------------------------
TOTAL                       264     220    20.0     204    166   22.9
----------------------------------------------------------------------

----------------------------------------------------------------------
Distribution
----------------------------------------------------------------------
Euro million                     EBITDA                  EBIT
----------------------------------------------------------------------
                        1Q 2005  1Q 2004  % Chg 1Q 2005 1Q 2004 % Chg
----------------------------------------------------------------------
Chile                        37      36     2.8      32     32    0.0
----------------------------------------------------------------------
Colombia                     49      48     2.1      31     32   -3.1
----------------------------------------------------------------------
Brazil                       58      44    31.8      45     31   45.2
----------------------------------------------------------------------
Peru                         18      18     0.0      11     12   -8.3
----------------------------------------------------------------------
Argentina                    22      26   -15.4      16     20  -20.0
----------------------------------------------------------------------
TOTAL                       184     172     7.0     135    127    6.3
----------------------------------------------------------------------

    Generation and transmission

    --  Chile

    Revenues increased 18.5% on the back of the increase in energy generated (+8.8%) due to the Ralco hydroelectric plant joining the grid, and prices in the various systems remaining unchanged. However, these increase was partially offset by the gas supply problems affecting thermal plants which required replacing with liquid fuels.
    In this context, production at the Ralco plant led to EBITDA of Euro 71 million, 4.4% higher than in the first quarter of 2004.
    However, EBIT after depreciation fell by Euro 4 million - half of which was due to the Chilean peso/euro exchange rate.

    --  Colombia

    Sales in the Colombian generation business stood at Euro 88 million, a 10% increase from the first quarter of 2004, due to the better generation mix.
    This increase in sales was fully passed onto EBITDA and EBIT which increased by 14.9% and 19.4% respectively.

    --  Brazil - Generation

    Rainfall conditions during the quarter led to increased production at the Cachoeira Dourada (hydroelectric) plant and a decrease in production at the Fortaleza (CCGT) plant.
    Sales were Euro 49 million - a rise of 32.4% vs. 2004. This increase, coupled with lower fuel consumption, led to a 100% increase in EBITDA (Euro 32 million) and a 115.4% rise in EBIT (Euro 28 million).

    --  Brazil - Transmission

    EBITDA and EBIT for the interconnection between Brazil and Argentina remained stable at Euro 21 million and Euro 17 million respectively, with no significant changes in results components.
    However, the difficulties in finding available electricity in Argentina to export to Brazil, due to gas supply restrictions, could have an impact on results at this interconnection in the next few months.

    --  Peru

    Sales in the Peruvian generation business stood at Euro 64 million, a 16.4% increase from the first quarter of 2004 despite the drop in prices caused by the improved rainfall conditions. However, the 23.5% increase in power generated offset this effect.
    Also, improved rainfall conditions led to a Euro 7 million decrease in fuel costs. In total, EBITDA and EBIT both rose by Euro 11 million to Euro 42 million and Euro 32 million respectively.

    --  Argentina

    Sales in the Argentinean generation business stood at Euro 75 million, a 34.8% increase from the first quarter of 2004, due to the increase in production and prices (especially spot market prices).
    The rise in sales was partly offset by the rise in fuel costs which doubled due to problems with the gas supply and the necessity to produce with liquid fuels.
    Nonetheless, both EBITDA and EBIT rose 21.2% and 34.6% respectively.

    Distribution

    --  Chile

    Both EBITDA and EBIT remained stable vs. 2004 given that the increase in sales caused by the rise in demand was offset by the contraction in margins prompted by the latest tariff revision.

    --  Colombia

    EBITDA and EBIT for the Colombian distribution business varied very little compared to the same period last year as the 11% increase in sales (to Euro 138 million) was offset by the higher power purchase costs and the increase in fixed costs.

    --  Brazil

    Sales in the Brazilian distribution business stood at Euro 269 million, a 17% increase from the first quarter of 2004. This increase was due to the advance in volumes, and, to a lesser extent, to the rise in prices.
    This led to an EBITDA of Euro 58 million and EBIT of Euro 45 million - an advance of 31.8% and 45.2% respectively vs. 2004.

    --  Peru

    EBITDA from the Peruvian distribution business remained unchanged vs. 2004 at Euro 18 million while EBIT fell by Euro 1 million.
    This was due to the similar performance marked by sales (Euro 71 million, +14.5% vs. 2004) and power purchases (+15.8%).

    --  Argentina

    EBITDA and EBIT in the Argentinean distribution business fell by Euro 4 million vs. 2004. This was because 2004 figures included Euro 10 million corresponding to the compensation received from Alsthom due to the Arzopardo supply incident.
    Stripping out this impact, EBITDA and EBIT would have grown by 38% and 60%, respectively.

    Financial results: 9% improvement in financial expenses

    Financial results for the group's business in Latin America reflected a loss of Euro 71 million in the first quarter of 2005, a fall of Euro 42 million on the same quarter in 2004. Of this figure, Euro 30 million corresponded to exchange differences (a positive amount of Euro 50 million in the first quarter of 2005 vs. Euro 20 million in the same period last year).
    Net financial expenses totalled Euro 121 million, Euro 12 million, or 9%, lower than in 2004.
    Net debt at ENDESA's Latin American business stood at Euro 5,478 million at 31 March 2005, increasing by Euro 128 million since the beginning of the year. This increase in net debt is due to the depreciation of the euro against the currencies in which the group's Latam subsidiaries hold their debt, which has prompted an total increase of Euro 193 million. Stripping out the impact of this depreciation, debt at this division would have fallen by Euro 65 million.

    Cash flow: growth of 23.6%

    Cash flow generated by the group's business in Latin America totaled Euro 288 million in the first quarter of 2005, an increase of 23.6% with respect to 2004.

    Investments: Euro 103 million

    Investments in the Latin American electricity market were Euro 103 million in the first quarter of the year. Of this sum, Euro 76 million was capex - broken down as follows:

INVESTMENT IN LATIN AMERICA
-----------------------------------------------------------------
                             Euro million
-----------------------------------------------------------------
                        1Q 2005        1Q 2004         % chg
-----------------------------------------------------------------
Generation                      21             68          -69.1%
-----------------------------------------------------------------
Distribution                    52             44           18.2%
-----------------------------------------------------------------
Others                           3              3              -
-----------------------------------------------------------------
Total                           76            115          -33.9%
-----------------------------------------------------------------

    The decrease in capex was due mainly to the completion of the construction of the Ralco hydroelectric plant which came on-stream in the second half of 2004.

    TELECOMS

    Auna: a positive contribution to net income

    The Spanish telecoms operator Auna contributed Euro 5 million to ENDESA's net income in the first quarter of 2005 in accordance with the stake held by the utility. This is an increase of Euro 4 million compared to same period in 2004.
    Revenues rose 12% in the quarter to Euro 1,092.4 million and EBITDA 15% to Euro 266.7 million.
    At March 31 2005, Auna had 9.6 million mobile customers and over 942,461 direct access customers (35% and 13% more than at December 2004 respectively).
    In the first quarter of this year, ENDESA and Auna's other core shareholders started an orderly divestment process as a result of its positive valuation evolution.
    At 31 March 2005, ENDESA's 32.7% stake in Auna had a book value of Euro 1,070 million, much lower than the current market value of the stake according to consensus estimates.

    Smartcom: 15% EBITDA growth

    The Chilean mobile company Smartcom made a negative contribution of Euro 3 million to ENDESA's net income in the first quarter of the year.
    Turnover exceeded Euro 50 million, an increase of 17% over the first three months of 2004 and EBITDA was 15% higher, at Euro 12.5 million.
    Smartcom customer base was over 1.6 million at March 31 2005, 31% more than at the end of 2004.

    STATISTICAL APPENDIX

    KEY FIGURES

Electricity Generation (GWh)              1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  24,506    23,847       2.8
----------------------------------------------------------------------
Electricity business in Europe              9,299     5,384      72.7
----------------------------------------------------------------------
Electricity business in Latin America      14,558    13,493       7.9
----------------------------------------------------------------------
TOTAL                                      48,363    42,724      13.2
----------------------------------------------------------------------

Electricity Generation (GWh) Spain
 and Portugal (GWh)                       1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Mainland                                   21,153    20,738       2.0
----------------------------------------------------------------------
Nuclear                                     6,385     6,467      -1.3
----------------------------------------------------------------------
Coal                                        9,745     9,165       6.3
----------------------------------------------------------------------
Hydroelectric                               1,704     2,918     -41.6
----------------------------------------------------------------------
Combined cycle - CCGT                       1,869     1,461      27.9
----------------------------------------------------------------------
Fuel oil                                      981       277     254.2
----------------------------------------------------------------------
Renewables/CHF                                469       450       4.2
----------------------------------------------------------------------
Non-mainland                                3,353     3,109       7.8
----------------------------------------------------------------------
TOTAL                                      24,506    23,847       2.8
----------------------------------------------------------------------

Electricity Generation in Europe (GWh)    1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Coal                                        4,740     1,330     256.4
----------------------------------------------------------------------
Hydroelectric                                 685       479      43.0
----------------------------------------------------------------------
Combined cycle - CCGT                       2,783     1,384     101.1
----------------------------------------------------------------------
Fuel oil                                    1,084     2,191     -50.5
----------------------------------------------------------------------
Wind                                            7         -       N/A
----------------------------------------------------------------------
TOTAL                                       9,299     5,384      72.7
----------------------------------------------------------------------

Electricity Generation in Latin
 America (GWh)                            1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Chile                                       4,301     3,953       8.8
----------------------------------------------------------------------
Argentina                                   4,719     4,139      14.0
----------------------------------------------------------------------
Peru                                        1,554     1,258      23.5
----------------------------------------------------------------------
Colombia                                    2,855     2,834       0.7
----------------------------------------------------------------------
Brazil                                      1,129     1,309     -13.8
----------------------------------------------------------------------
TOTAL                                      14,558    13,493       7.9
----------------------------------------------------------------------

Electricity sales (GWh)                   1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  25,290    24,619       2.7
----------------------------------------------------------------------
Regulated market                           16,595    17,461      -5.0
----------------------------------------------------------------------
Deregulated market                          8,695     7,158      21.5
----------------------------------------------------------------------
Electricity business in Europe             12,971     5,777     124.5
----------------------------------------------------------------------
Electricity business in Latin America      13,492    12,948       4.2
----------------------------------------------------------------------
Chile                                       2,823     2,721       3.7
----------------------------------------------------------------------
Argentina                                   3,516     3,439       2.2
----------------------------------------------------------------------
Peru                                        1,102     1,041       5.9
----------------------------------------------------------------------
Colombia                                    2,386     2,357       1.2
----------------------------------------------------------------------
Brazil                                      3,665     3,390       8.1
----------------------------------------------------------------------
TOTAL                                      51,753    43,344      19.4
----------------------------------------------------------------------

Gas sales (GWh)                           1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
Regulated market                            1,331     1,192      11.7
----------------------------------------------------------------------
Deregulated market                          4,570     2,293      99.3
----------------------------------------------------------------------
TOTAL                                       5,901     3,485      69.3
----------------------------------------------------------------------

Workforce                                31-03-05  31-12-04     % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  12,832    12,889      -0.4
----------------------------------------------------------------------
Electricity business in Europe              2,342     2,440      -4.0
----------------------------------------------------------------------
Electricity business in Latin America      11,886    11,735       1.3
----------------------------------------------------------------------
Other businesses                               87        93      -6.5
----------------------------------------------------------------------
TOTAL                                      27,147    27,157       0.0
----------------------------------------------------------------------

    FINANCIAL DATA

Key figures                               1Q 2005   1Q 2004     % Chg
----------------------------------------------------------------------
EPS (EUR)                                    0.53      0.42      27.0
----------------------------------------------------------------------
CFPS (EUR)                                   0.96      0.85      12.2
----------------------------------------------------------------------
BVPS (EUR)                                   8.69    8.12(a)      7.0
----------------------------------------------------------------------

Net debt (Euro million)                  31-03-05  31-12-04     % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  10,017     9,586       4.5
----------------------------------------------------------------------
Electricity business in Europe              1,888     2,123     -11.1
----------------------------------------------------------------------
     ENDESA Italia                          1,317     1,285       2.5
----------------------------------------------------------------------
     Others                                   571       838     -31.9
----------------------------------------------------------------------
Electricity business in Latin America       5,478     5,350       2.4
----------------------------------------------------------------------
     ENERSIS                                4,198     4,081       2.9
----------------------------------------------------------------------
     Others                                 1,280     1,269       0.9
----------------------------------------------------------------------
Other businesses                            1,673     1,639       2.1
----------------------------------------------------------------------
TOTAL                                      19,056    18,698       1.9
----------------------------------------------------------------------

----------------------------------------------------------------------
Gearing (%)(a)                              143.7     149.6       N/A
----------------------------------------------------------------------
Net debt/operating cash flow (times)          3.2       3.4(b)     --
----------------------------------------------------------------------
Interest coverage with operating cash
 flow (times)                                 6.5       5.4(b)     --
----------------------------------------------------------------------

"Rating" (11-05-05)                                Short
                                        Long term  term       Outlook
----------------------------------------------------------------------
Standard & Poor's                           A        A-1     Negative
----------------------------------------------------------------------
Moody's                                     A3       P-2      Estable
----------------------------------------------------------------------
Fitch                                       A         F1      Estable
----------------------------------------------------------------------

Main fixed income issues                         Spread over IRS (bp)
----------------------------------------------------------------------
                                                   31-03-05  31-12-04
----------------------------------------------------------------------
0.8 Y EUR 750M 5.25% Mat. Feb 2006                    8        11
----------------------------------------------------------------------
4.1 Y EUR 700M 4.375% Mat. June 2009                 23        17
----------------------------------------------------------------------
7.2 Y GBP 750M 6.125% Mat. June 2012                 40        33
----------------------------------------------------------------------
7.8 Y EUR 700M 5.375% Mat. Feb 2013                  36        31
----------------------------------------------------------------------

Stock market data                        31-03-05  31-12-04     % Chg
----------------------------------------------------------------------
Market cap (EUR millions)                  18,369    18,306       0.3
----------------------------------------------------------------------
Number of shares outstanding (million)  1,058.752 1,058.752        --
----------------------------------------------------------------------
Nominal share value (EUR)                     1.2       1.2        --
----------------------------------------------------------------------

Stock market data                        2004         2003      % Chg
----------------------------------------------------------------------
Trading volumes (shares)
----------------------------------------------------------------------
     Madrid stock exchange        643,866,930  632,705,040        1.8
----------------------------------------------------------------------
     NYSE                           6,841,400   10,285,600      -33.5
----------------------------------------------------------------------
Avg. daily trading volume
 (shares)
----------------------------------------------------------------------
     Madrid stock exchange         10,555,195   10,042,937        5.1
----------------------------------------------------------------------
     NYSE                             112,154      165,897      -32.4
----------------------------------------------------------------------

Share price                     1Q 2005   1Q 2005
                                 high        low   31-03-05  31-12-04
----------------------------------------------------------------------
Madrid stock exchange (EUR)       18.05     16.74     17.35     17.29
----------------------------------------------------------------------
NYSE (USD)                        23.40     21.85     22.59     23.27
----------------------------------------------------------------------

Dividends (Euro/s)                      Payable against 2004 results
----------------------------------------------------------------------
Interim dividend(a)                                   27.20
----------------------------------------------------------------------
Final dividend (%)(c)                                 46.62
----------------------------------------------------------------------
Total DPS (%)(c)                                      73.82
----------------------------------------------------------------------
Pay-out  (%)(c)                                        56.7
----------------------------------------------------------------------
Dividend yield (%)(c)                                  4.25
----------------------------------------------------------------------
    (a) At January 1st, 2005
    (b) At March 31st, 2005
    (c) Provisional - pending approval at the shareholders' meeting


    For additional information please contact David Raya, North
America Investor Relations Office, telephone 212-750-7200.
    http://www.endesa.es


    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: May 11th, 2005              By: /s/ David Raya
                                       __________________________
                                       Name: David Raya
                                       Title: Manager of North America
                                              Investor Relations